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                                UNITED STATES

                                SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Gulf Island Fabrication, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

402307 10 2

(CUSIP Number)

Alden J. Laborde

400 Poydras Street, Suite 1560

New Orleans, Louisiana 70130

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 402307 10 2
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power
	8.	Shared Voting Power
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
14.	Type of Person Reporting (See Instructions)

CUSIP No. 402307 10 2
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power
	8.	Shared Voting Power
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
14.	Type of Person Reporting (See Instructions)

The purposes of this amendment are to

(1)     correct the residence address of Stephanie B. Laborde in Item 2; and

(2)     correct Item 5 to delete an inapplicable paragraph and correct a date.

Item 2.     Identity and Backgrounds.

The corrected residence address of Stephanie B. Laborde is 5518 Moss Side Lane, Baton Rouge, Louisiana 70808.

Item 5.     Interest in Securities of the Issuer.

The corrected Item 5 shall read as follows:

(a), (b), and (d) As of the date hereof, Alden J. Laborde is the beneficial owner of 1,554,000 shares of Common Stock, which is approximately 12.79% of the outstanding shares of Common Stock. Alden J. Laborde has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 9,300 of such shares and shares the power to vote or to direct the vote and shares the power to dispose or to direct the disposition of 1,544,700 of such shares. Of such 1,544,700 shares as to which Alden J. Laborde shares voting and investment power, 924,700 are held directly by the LLC, 20,000 are held directly by All Aboard and 600,000 are held directly by the Almar Foundation, a charitable Louisiana trust. Alden J. Laborde shares voting and investment power with the other Members of the LLC over the 924,700 shares of Common Stock held by the LLC, which is approximately 7.6% of the outstanding shares of Common Stock, he shares voting and investment power with the other directors of All Aboard over the 20,000 shares of Common Stock held by All Aboard and he shares voting and investment power with the other trustees of the Almar Foundation over the 600,000 shares of Common Stock held by the Almar Foundation, which is approximately 4.9% of the outstanding shares of Common Stock. Each Member of the LLC is also a trustee of the Almar Foundation. The LLC, All Aboard and the Almar Foundation have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock held directly by them, respectively.

The answer to Item 2 of this Schedule 13D is incorporated by reference in partial response to this Item 5(a), (b), and (d).

Set forth below with respect to each of the Members other than Alden J. Laborde is such person's name, the total number of shares of Common Stock beneficially owned by such Member as of the date hereof, the number of such shares as to which such Member has sole voting and dispositive power, and the number of such shares as to which such Member has shared voting and dispositive power. Each such Member beneficially owns less than 5% of the outstanding shares of Common Stock. For purposes of the response to this Item 5(a), (b), and (d), beneficial ownership is determined in accordance with Rule 13d-3 of the Securities and Exchange Commission based on information furnished by each such Member.

Name	Total Number of Shares of Common Stock Beneficially Owned	Number of Shares of Common Stock Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares of Common Stock Beneficially Owned with Shared Voting and Dispositive Power(1)
Margaret Bienvenu Laborde	0	0	0
Susan Laborde Couvillon	65,603	25,900	39,900	(2)
James Monroe Laborde	22,835	16,635	6,200	(3)
John P. Laborde	20,100	20,100	0
Stephanie B. Laborde	62,603	32,050	30,553	(4)
Jane Laborde Roussel	197,000	33,000	164,000	(5)

________________________

(1)     See notes (2) through (5) below. Each person identified in notes (2) through (5) below as holding shares of Common Stock has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares of Common Stock held by such person, respectively.

(2)     Of such shares, 12,200 are held directly by Susan Laborde Couvillon's husband and 27,700 are held directly by Susan Laborde Couvillon's son.

(3)     Such shares are held directly by James Monroe Laborde's wife.

(4)     Of such shares, 28,635 are held directly by Stephanie B. Laborde's daughter, 1,718 are held directly by Stephanie B. Laborde's husband, 80 are held by Stephanie B. Laborde's husband as sole trustee of a trust for the benefit of two nieces and two nephews and 120 are held directly by a corporation, all the shares of which are owned by Stephanie B. Laborde's husband.

(5)     Of such shares, 5,000 are held directly by Jane Laborde Roussel's husband, 37,100 are held directly by Jane Laborde Roussel's son, 15,000 are held directly by a daughter of Jane Laborde Roussel, 29,700 are held directly by a second daughter of Jane Laborde Roussel, 34,500 are held directly by a third daughter of Jane Laborde Roussel, and 42,700 are held directly by a fourth daughter of Jane Laborde Roussel.

________________________

(c)     No Reporting Person or Member has engaged in any transactions involving Common Stock during the past sixty days, except the following:

(1)	The donation of 600,000 shares on February 22, 2005 by the LLC to the Almar Foundation; and
(2)	A sale of 250 shares by James Monroe Laborde in the open market on January 11, 2005 for $21.40 per share.

(e)     Not applicable.

SIGNATURE

fter reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 22, 2005.

March 7, 2005	March 7, 2005
Date	Date

ALDEN J. LABORDE	STARBOARD ENTERPRISES, L.L.C.
/s/ Alden J. Laborde	By:	/s/ Alden J. Laborde
Signature		Signature

Alden J. Laborde	Alden J. Laborde, President
Name/Title	Name/Title